Via Facsimile and U.S. Mail
Mail Stop 6010

April 24, 2008

Mr. K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, BC Canada V6A, 1B6

Re: Angiotech Pharmaceuticals, Inc.
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 000-30334

Dear Mr. Bailey:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief